

September 4, 2024

Kan Chi Wai
Chief Executive Officer
Primega Group Holdings Limited
Room 2912, 29/F., New Tech Plaza
34 Tai Yau Street
San Po Kong
Kowloon, Hong Kong

> **Re: Primega Group Holdings Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted August 19, 2024**
> **CIK No. 0001966678**

Dear Kan Chi Wai:

We have conducted a limited review of your draft registration statement and have the following comments.

Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted August 19, 2024

Selling Shareholders, page 62

1. Please include the address for each selling shareholder and disclose the nature of any position, office or other material relationship that the selling shareholder has had within the past three years with the company or any of its predecessors or affiliates. See Part I, Item 9.D.1 of Form 20-F.

2. Please identify in the footnotes to the table the persons who have voting or dispositive power over the shares being offered.

3.   Please describe in this section the initial transaction(s) relating to the shares being offered for resale, including the date the securities were issued by the company to the selling shareholders.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Benjamin Holt at 202-551-6614 or Brigitte Lippmann at 202-551-3713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kyle Leung